Exhibit 4(a)(vi)

THIS AGREEMENT is dated June 2009 and effective as of 11 June 2009 between

(1)

LLOYDS BANKING GROUP PLC, a company incorporated in Scotland with registered number 095000 and whose registered office is at Henry Duncan House, 120 George Street, Edinburgh EH2 4LH (the “Company”); and

(2)	THE COMMISSIONERS OF HER MAJESTY’S TREASURY of 1 Horse Guards Road, London SW1A2HQ (“HM Treasury”).

WHEREAS

(A)	HM Treasury has purchased Ordinary Shares and other Securities.

(B)	It is anticipated that HM Treasury will acquire or subscribe further Securities.

(C)

Pursuant to the terms of the pre-accession commitments given by the Company on 7 March 2009 in connection with the asset protection scheme announced by HM Treasury on 19 January 2009 and the Placing and Open Offer Agreement between, among others, the parties and dated as of 7 March 2009 (as amended and restated on 20 March 2009 and 18 May 2009), the Company has agreed to grant certain rights to HM Treasury.

NOW THEREFORE IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement (including the Recitals):

	“$”	means a United States Dollar;

	“Asset Protection Scheme”	means the asset protection scheme originally announced by HM Treasury on 19 January 2009 and proposed to be made available by HM Treasury to financial institutions in the United Kingdom;

	“Business Day”	means any day (other than a Saturday or Sunday) on which clearing banks are open for a full range of banking transactions in London;

“Claims”

means any and all claims, actions, liabilities, demands, proceedings, investigations, judgments or awards whatsoever (and in each case whether or not successful, compromised or settled and whether joint or several) threatened, asserted, established or instituted against any Indemnified Person and “Claim” shall be construed accordingly;

“Close Period”

means any close period as defined in Annex I to Chapter 9 of the Listing Rules made by the UK Financial Services Authority pursuant to Part VI of the Financial Services and Markets Act 2000 in relation to the Company;

“Companies Act”	means the Companies Act 2006;

“Company Share Offering”	has the meaning given in clause 2.2;

“Earliest Documentary Demand Date”	means 22 July 2009;

“Excess Capacity”	has the meaning given in clause 2.2(A)(ii);

“FSA”	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA;

“FSMA”	means the Financial Services and Markets Act 2000, including any regulations made pursuant thereto;

“HMT Indemnified Persons”	means:

(a)	The Commissioners of Her Majesty’s Treasury;

(b)	HM Treasury;

(c)	the Treasury Solicitor:

(d)	any Wholly Owned Entity; and

(e)	any person who is, on or at any time after the date of this agreement, a director, officer, official, agent or employee of or under any person specified in paragraph (a), (b), (c) or (d) above:

and “HMT Indemnified Person” shall be construed accordingly;

“HMT Shares”

means (i) any Securities of the Company acquired, subscribed for or held by HM Treasury from time to time and (ii) any Securities issued or issuable with respect to or in exchange or replacement for any such Securities;

“Holder”	means HM Treasury and any New Holder;

“Holder Indemnified Persons”	means:

(a)	each Holder and any subsidiary, branch or affiliate of such Holder: and

(b)	a person who is, on or at any time after the date of this Agreement, a director, officer, partner or employee of an undertaking specified in paragraph (a) above:

and “Holder Indemnified Person” shall be construed accordingly;

“Holders’ Counsel”

means (i) if HM Treasury is the sole selling holder, HM Treasury’s legal counsel, or (ii) if there is more than one selling Holder, the legal counsel chosen either by agreement between such Holders or (in the absence of agreement) by the person holding a majority interest in the Relevant Shares being offered or sold;

“Initiating Holder”	has the meaning given in clause 2.1(A);

“Listing Document”	means any prospectus, listing particulars, offering circular or similar document;

“Listing Rules”	means the Listing Rules made by the FSA pursuant to section 73A of the FSMA, as amended from time to time;

“Losses”

means any and all loss, damage, cost, liability, demand, charge or expense (including legal fees), in each case whether joint or several. which any Indemnified Person may suffer or incur (including, but not limited to, all Losses suffered or incurred in investigating, preparing for or disputing or defending or settling any Claim and/or in establishing its right to be indemnified pursuant to clause 3 and/or in seeking advice regarding any Claim or in any way related to or in connection with the indemnity contained in clause 3) and “Loss” shall be construed accordingly;

“Marketing Document”	means any information memoranda, offering memoranda, presentations and marketing documents;

“New Holder”

means any person to whom HMT Shares have been sold, distributed or otherwise transferred and to whom any or all of the rights conferred on HM Treasury by this Agreement have been assigned, transferred or novated in accordance with clause 4;

“New Holder Shares”	means any HMT Shares which are sold, distributed or otherwise transferred to a New Holder;

“Notice of Demand”	has the meaning given in clause 2.1(A);

“Offering Expenses”

means all costs and expenses incurred by the Company or any Holder in effecting any offering or sale pursuant to this Agreement (including any applicable amounts in respect of VAT thereon), such expenses including, without limitation: (i) in respect of any Share Offering, the fees and expenses of their primary legal counsel in England, Scotland and the United States of America and in any other jurisdiction in which Securities are listed; (ii) the cost of preparation, advertising, printing and distribution of all Listing Documents, Marketing Documents and all other documents connected with the relevant offering or sale: (iii) the Registrars’ fees; (iv) the fees and charges of any regulator, investment exchange, central securities depository or clearing or settlement service; and (v) the expenses of the Company’s independent accountants in connection with any regular or special reviews or audits incident to or required in connection with the relevant offering or sale. but shall exclude Selling Expenses;

“Other Shareholder”	means any holder of Securities other than a Holder:

“Ordinary Shares”

means ordinary shares of 25 pence each (or such other nominal amount resulting from any merger, share exchange, reorganisation, recapitalisation, sub-division, consolidation or other similar transactions resulting in a change in the nominal amount of the ordinary shares) in the capital of the Company;

“Public Offer”	means a Share Offering conducted (in whole or in part) by means of a marketed offer to the public requiring the preparation and approval of a Listing Document in accordance with applicable law;

“Registrable Securities”	has the meaning given to that term in the US Registration Rights Agreement;

“Registrars”	means the Company’s registrars from time to time;

“Related Securities”

means any securities of any description caused by HM Treasury to be issued by any person from time to time and which are exchangeable for, convertible into, give rights over or otherwise reference any HMT Shares;

“Relevant Shares”	means any HMT Shares and any New Holder Shares;

“SEC”	means the U.S. Securities and Exchange Commission and any successor agency thereof;

“Securities”	means shares in the capital of the Company and other securities of any description issued by the Company from time to time;

“Selling Expenses”	means all underwriting discounts, selling commissions and share transfer taxes applicable to the offering or sale of HMT Shares and the fees and expenses of any Holder’s financial advisers;

“Share Offering”	has the meaning given in clause 2.1(A);

“Stamp Tax”

means any stamp, documentary, registration or capital duty or tax (including, without limitation, stamp duty, SDRT and any other similar duty or similar tax) and any fines, penalties and/or interest relating thereto;

“Tax”

means all forms of taxation and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies (including, for the avoidance of doubt, Stamp Tax), in each case in the nature of taxation, duty, contribution or levy, whether of the United Kingdom or elsewhere in the world whenever imposed and whether chargeable directly or primarily against or attributable directly or primarily to any person and all penalties, charges, costs and interest relating thereto;

“Third Party Transferee”	has the meaning given in 4.1(B);

“Treasury Solicitor”	has the same meaning as in the Treasury Solicitor Act 1876;

“US Registration Rights Agreement”

means the agreement between HM Treasury and the Company dated 12 January 2009 as amended and restated on the date hereof in respect of the registration of Securities in the United States of America; and

“Wholly Owned Entity”	has the meaning given in clause 4.1(A).

1.2	In this Agreement unless otherwise specified:

	(A)	references to clauses and sub-clauses are to clauses and sub-clauses of this Agreement;

	(B)	a reference to any statute or statutory provision shall be construed as a reference to the same as from time to time amended, modified or re-enacted;

	(C)	references to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(D)

references to a “person” shall be construed so as to include any individual, firm, company, government, state or agency of a state or any potential subdivision thereof, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

	(E)	any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to midnight;

	(F)	references to writing shall include any modes or reproducing words in a legible and non-transitory form;

	(G)	references to times of the day are to London time;

	(H)	headings to clauses are for convenience only and do not affect the interpretation of this Agreement;

	(I)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official, or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(J)

the rule known as the ejusdem generis rule shall not apply and accordingly general words Introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

	(K)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words; and

(L)

any reference to any indemnity, covenant to pay or payment (a “Payment Obligation”) being given or made on an “after-Tax basis” or expressed to be calculated on an “after-Tax basis” means that, in calculating the amount payable pursuant to such Payment Obligation (the “Payment”), there shall be taken into account (if and to the extent that the same has not already been taken into account in the calculation of the Payment):

(i)

any Tax suffered by the person entitled to receive the Payment to the extent that it arises as a result of the matter giving rise to the Payment Obligation or as a result of receiving, or being entitled to receive, the Payment; and

(ii)

any relief, exemption, allowance or credit which is available to set against any Tax otherwise payable or against any income, profits or gains for Tax purposes, and any right to any refund or reimbursement of any Tax, which in each case is available to the person entitled to receive the Payment if and to the extent that the same arises as a result of the matter giving rise to the Payment Obligation or as a result of receiving, or being entitled to receive, the Payment, such that the person entitled to receive the Payment is in the same economic position after Tax that it would have been in if the matter giving rise to the Payment Obligation had not occurred.

2.	SHARE OFFERINGS

2.1	Assistance with sales and share sales and offerings

(A)

Subject to the conditions of this clause 2.1, if at any time the Company shall receive a written notification from a Holder (the “Initiating Holder”) that the Holder wishes to offer or sell Relevant Shares or Related Securities (whether by way of a public offer, private placement or by any other means, and whether to persons located in the United Kingdom and/or in any other jurisdiction (other than SEC registered public offers in the United States of America which are covered by the US Registration Rights Agreement)) (being a “Share Offering”), which notification shall include confirmation that the number of Relevant Shares proposed to be offered or sold directly or through Related Securities would cause the condition in clause 2.1(C)(ii) to be satisfied and the intended method of such offering or sale (a “Notice of Demand”), then the Company shall, subject to clauses 2.1(B) and (C), take all such steps and do all such things as the initiating Holder may (acting at all times reasonably with respect to the items set out in clauses 2.1(A)(i) to 2.1(A)(xiv) below) request in connection with such Share Offering as promptly as reasonably practicable (taking into account such reasonable timeframe as the Initiating Holder may specify) including, without limitation, the following:

(i)	for a Public Offer, prepare any Listing Document required in connection with the Share Offering and, subject to clause 2.1(A)(viii), have the same approved in accordance with applicable law;

(ii)

prepare any other Marketing Documents required by the Initiating Holder in connection with the Share Offering in accordance with customary market practice (to the extent relevant to the Share Offering);

(iii)

participate in, and make documents and information available for due diligence generally in relation to the Share Offering in accordance with customary market practice (to the extent relevant to the Share Offering);

(iv)

make available appropriate members of management of the Company for due diligence generally in relation to the Share Offering and for assistance reasonably required in the selling effort relating to the Share Offering including, but not limited to, participation in “road shows” in each case in accordance with customary market practice (to the extent relevant to the Share Offering);

(v)	carry out customary due diligence in relation to the Share Offering and verification in relation to the Listing Documents and the Marketing Documents;

(vi)

procure that its directors accept responsibility for the content of the Listing Documents and the Marketing Documents relating to the Share Offering (other than content relating to HM Treasury, HM Government (or any department, body, agency or other subdivision thereof) or the policy or intentions of HM Treasury or HM Government (or any department, body, agency or other subdivision thereof) except as may be required by law or regulation) in accordance with customary market practice and applicable law and regulation;

(vii)

allow HM Treasury to review and comment on all Listing Documents and Marketing Documents relating to the Share Offering and accept any changes reasonably required thereto by HM Treasury in respect of references to HM Treasury, HM Government (or any department, body, agency or other subdivision thereof) or the policy or intentions of HM Treasury or HM Government (or any department, body, agency or other subdivision thereof);

(viii)

withhold from filing, posting or otherwise making public any Listing Documents or Marketing Documents relating to the Share Offering without the prior approval of the Initiating Holder unless otherwise required by applicable law or regulation;

(ix)

prepare such amendments and supplements to any Listing Documents or Marketing Documents relating to the Share Offering as may be necessary to comply with applicable law and with customary market practices for a FTSE 100 company and, subject to clause 2.1(A)(viii), have the same approved in accordance with applicable law;

(x)	provide the Initiating Holder with such number of copies of the Listing Documents and Marketing Documents as it may reasonably request in connection with the Share Offering;

(xi)	for a Public Offer, ‘passport’ any Listing Documents prepared in connection with the Share Offering to such jurisdictions as the Initiating Holder may reasonably request;

(xii)	notify the Initiating Holder:

(a) when any Listing Document or Marketing Document prepared in connection with the Share Offering has been approved in accordance with applicable law; and

(b)

of any material correspondence relating to any Listing Document or Marketing Document in respect of the Share Offering between the Company and any authority, regulator, stock exchange or similar body, save to the extent prohibited by applicable law and regulation;

(xiii)

if the Share Offering is to be underwritten, undertaken by way of a block or similar trade and/or if a bookrunner or bookrunners are to be appointed by a Holder in relation to the Share Offering, enter into an underwriting, sale and purchase and/or bookrunners’ agreement (as relevant) in form and substance reasonably satisfactory to the Holders with each of the underwriters, purchasers and/or bookrunners (as the case may be) to the Share Offering, such underwriting, sale and purchase and/or bookrunners’ agreement to incorporate customary protections given to underwriters, purchasers and/or bookrunners (as the case may be) by issuers for the type of Share Offering contemplated (including customary warranties and covenants given in favour of, and indemnification of, such underwriters, purchasers and/or bookrunners (as the case may be) by the Company in form and substance satisfactory to the Company, acting reasonably), provided that such protections shall not be required to cover the content of the Listing Documents or the Marketing Documents relating to the Share Offering to the extent that the Company’s directors are not required to accept responsibility for content relating to HM Treasury pursuant to clause 2(A)(vi); and

	(xiv)	enter into such other customary agreements as are reasonably required to effect the Share Offering.

(B)	If the Initiating Holder intends to offer or sell the Relevant Shares or Related Securities covered by its Notice of Demand by means of an underwritten offering:

	(i)	it shall so advise the Company as a part of its Notice of Demand made pursuant to this clause 2.1; and

	(ii)	it shall have the right to appoint a managing underwriter or underwriters and/or bookrunners of recognised international standing, provided that:

(a)

to the extent appropriate and permitted under applicable law, such Initiating Holder shall consider the qualifications of any affiliate of the Company in selecting the managing underwriters, other underwriters and bookrunners for any such offering; and

(b) in connection with any Share Offering requiring:

(1) the participation of members of management of the Company in selling efforts; or

(2) the entry by the Company into any underwriting agreement, sale and purchase and/or bookrunners’ agreement,

HM Treasury shall consult with the Company before making such appointments.

(C)	The Company shall not be required to provide any assistance pursuant to clause 2.1(A):

(i)

prior to the Earliest Documentary Demand Date in relation to the preparation of any Listing Document or Marketing Documents if such work would require, in the view of the Company and HM Treasury, both acting reasonably, onerous financial, accounting or audit work in order to ensure that the requested materials comply with relevant securities laws;

	(ii)	unless:

(a)

in relation to a Share Offering being conducted in whole or in part by way of a Public Offer, the aggregate market value of the Relevant Shares or, in respect of Related Securities, the Relevant Shares in respect of which exchange, conversion or other rights may be exercised, which are the subject of the Share Offering is (when aggregated, as appropriate, with the anticipated aggregate offering price of any Registrable Securities in respect of which a registration is to be effected pursuant to the US Registration Rights Agreement contemporaneously with such Share Offering) at least $200,000,000 (or the equivalent sum in any other currency);

(b)

in relation to a Share Offering being conducted exclusively other than by way of a Public Offer, the aggregate market value of the Relevant Shares or, in respect of Related Securities, the Relevant Shares in respect of which exchange, conversion or other rights may be exercised, which are the subject of the Share Offering is (when aggregated, as appropriate, with the anticipated aggregate offering price of any Registrable Securities in respect of which a registration is to be effected pursuant to the US Registration Rights Agreement contemporaneously with such Share Offering) at least $100,000,000 (or the equivalent sum in any other currency); or

(c)

the Relevant Shares or, in respect of Related Securities, the Relevant Shares in respect of which exchange, conversion or other rights may be exercised, which are the subject of a proposed Share Offering constitute all the Relevant Shares of that class held by the Initiating Holder at that time;

(iii)

in respect of more than four Notices of Demand relating to separate Public Offers in any 12 month period (with all Public Offers that take place contemporaneously being deemed to be the same Public Offer);

(iv)	to Third Party Transferees:

(a)

in respect of more than four Notices of Demand relating to separate Share Offerings in any 12 month period (with all Share Offerings that take place contemporaneously being deemed to be the same Share Offering); and

	(b)	for as long as HM Treasury or a Wholly Owned Entity is a Holder, in respect of any Notice of Demand by a Third Party Transferee relating to a Public Offering, without the prior consent of HM Treasury;

(v)

subject to clause 2.2, with respect to a Share Offering during the period starting with the date 30 calendar days prior to the Company’s good faith estimate of the launch date of, and ending on a date 90 calendar days after the closing date of, a Company Share Offering, provided that:

	(a)	the Company is actively employing in good faith all reasonable endeavours to launch such offering within such timescales; and

	(b)	the Company notifies the Initiating Holder of any proposed Company Share Offering within such timescale as soon as possible following its receipt of the relevant Notice of Demand;

(vi)

if the Company notifies the Holders that it anticipates, in good faith and in its reasonable business judgement, announcing a corporate transaction or event or state of affairs within 30 calendar days of the date of the Notice of Demand which announcement, in the reasonable good faith business judgement of the Company, is or would be material in the context of the Company and does or would interfere with the Share Offering referred to in the Notice of Demand, in which case the Company shall have the right to defer the provision of such assistance (but not the preparation of any Listing Document or Marketing Document or the provision of assistance with customary confirmatory due diligence in relation to any Share Offering) for a period of not more than 30 calendar days after receipt of the Notice of Demand, provided that:

		(a)	the Company is actively employing in good faith all reasonable endeavours to make such announcement as soon as practicable;

		(b)	the Company notifies the Initiating Holder of any such anticipated announcement as soon as practicable following its receipt of the relevant Notice of Demand;

(c)

the Company keeps the Initiating Holder regularly updated as to the date on which such announcement is anticipated to be made and, in particular, informs the Initiating Holder without delay if the Company no longer proposes to make the anticipated announcement (in which case the restrictions in this clause 2.1(C)(vi) shall cease to apply); and

(d)

such right to defer the provision of assistance may not be exercised by the Company more than two times in any 12 month period and in any case for not more than 30 calendar days in the aggregate in any 12 month period; or

(vii)

in respect of any Share Offering during any Close Period, in which event the Company shall have the right to defer the provision of such assistance (but not the preparation of any Listing Document or Marketing Document or the provision of assistance with customary confirmatory due diligence in relation to any Share Offering) until the earlier of the end of such Close Period and the date falling 45 calendar days after receipt of Notice of Demand.

(D)

Nothing in this clause 2 shall require the Company to obtain a listing for any securities on any exchange or in any market in which it does not already have a listing where the Company and HM Treasury, both acting reasonably, agree that obtaining such listing would be unduly onerous having regard to the additional listing obligations to which the Company would be subject as a result of, or in connection with, obtaining such listing.

(E)

The Company acknowledges and accepts that a Notice of Demand does not indicate or give rise to any commitment on the part of a Holder to proceed with a Share Offering, nor is it intended to give any binding indication of the number of Relevant Shares to which any Share Offering may relate or the terms, pricing or timing of any Share Offering.

2.2	Company share offerings

Whenever the Company proposes to offer or sell (whether by way of a public offer, private placement or otherwise and whether to persons located in the United Kingdom and/or in any other jurisdiction) any of its Securities (except (a) for any offer or sale of securities to employees or directors of the Company pursuant to any employee share option plan or other employee benefit plan arrangement, (b) pursuant to a Share Offering effected in accordance with clause 2.1 or (c) any issue of Securities to HM Treasury in order to fund the participation fee payable by the Company in relation to its accession to the Asset Protection Scheme) (a “Company Share Offering”), the Company shall:

	(A)	except in the case of a routine offering or sale by the Company of debt securities in terms of a customary debt issuance programme:

		(i)	consult with the Holders at the earliest reasonable opportunity as to the intended timing, size and structure of a proposed Company Share Offering;

(ii)

in conjunction with the Holders, determine whether there is any capacity in the market for the offer or sale (whether by way of a public offer, private placement or otherwise and whether to persons located in the United Kingdom and/or in any other jurisdiction) of any of the Company’s Securities of the same class as those comprised in the Company Share Offering or of any Related Securities in respect of which the Relevant Shares are Securities of the same class as those comprised in the Company Share Offering, in excess of that proposed to be taken by the Company Share Offering (any such excess capacity being “Excess Capacity”); and

		(iii)	if required by the Holders, provide the Holders with assistance pursuant to clause 2.1(A) in connection with a Share Offering in respect of such Excess Capacity;

(B)

take such steps as may be necessary to ensure that any Listing Document or Marketing Document produced in connection with such Company Share Offering is consistent with all Listing Documents and Marketing Documents produced, or to be produced, in connection with such a Share Offering; and

(C)

allow HM Treasury to review and comment on all Listing Documents and Marketing Documents relating to the Company Share Offering and accept any changes reasonably required thereto by HM Treasury in respect of references to HM Treasury, HM Government (or any department, body, agency or other subdivision thereof) or the policy or intentions of HM Treasury or HM Government (or any department, body, agency or other subdivision thereof).

2.3	Expenses of Share Offerings

(A)

Except as specifically provided herein, all Offering Expenses incurred in connection with any offering or sale of Relevant Shares and in complying with the terms of this Agreement shall be borne by the Company.

(B)

The Company shall not, however, be required to pay for Offering Expenses incurred in relation to any Share Offering pursuant to clause 2.1, which Share Offering has been subsequently withdrawn by the initiating Holder, unless the withdrawal is based upon:

(i)

any fact, circumstance, event, change, effect or occurrence that individually or in the aggregate with all other facts or circumstances, events, changes, effects or occurrences has a material adverse effect on the Company or which otherwise requires the preparation or publication of any amended or supplemental Listing Document or Marketing Document; or

(ii)

material adverse information concerning the Company that the Company had not publicly revealed at least 48 hours prior to its receipt of the Notice of Demand or that the Company had not otherwise notified the initiating Holder of at the time of it serving the Notice of Demand.

	(C)	In the absence of any agreement to the contrary among them:

(i)

all Selling Expenses shall be borne by the Holders selling Relevant Shares or Related Securities pursuant to the Share Offering pro rata to the number of Relevant Shares sold whether directly or through the sale of Related Securities; and

(ii)

all Offering Expenses to which clause 2.3(B) applies shall be born by the Holders proposing to sell Relevant Shares or Related Securities pursuant to the proposed Share Offering pro rata to the number of Relevant Shares proposed to be sold whether directly or through the sale of Related Securities.

2.4	Suspension of offering or sale

(A)

Upon receipt of written notice from the Company that a significant new factor has arisen or that a Listing Document does not contain or fairly present all information required to be contained therein or contains any untrue or inaccurate statement of a material fact or omits therefrom a fact necessary in order to make the statements in there not misleading in any material respect or contains any statement which is in any respect not based on reasonable grounds or that circumstances exist that make inadvisable the use of such Listing Document, each Holder of Relevant Shares or, as the case may be, Related Securities shall forthwith discontinue its offering or sale of Relevant

Shares until such Holder has received copies of such supplemental or amended Listing Documents as may be necessary, or until such Holder is advised in writing by the Company that the use of the Listing Documents may be resumed, and, if so directed by the Company, such Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the relevant Listing Documents in respect of the offer or sale of such Relevant Shares current at the time of receipt of such notice.

(B)

The total number of days that any such suspension may be in effect in any 12 month period shall not exceed the excess of 45 calendar days over the number of days in such twelve-month period that the Company has delayed providing assistance pursuant to clause 2.1 in reliance on clause 2,1(C)(iv).

2.5	Furnishing information

The Holders agree to furnish to the Company such customary information regarding themselves, the Relevant Shares or, as the case may be, Related Securities held by them and the intended method of offering or sale of the Relevant Shares or, as the case may be, Related Securities as shall be required in connection with the preparation of any Listing Document or Marketing Document.

3.	INDEMNIFICATION

3.1

The Company agrees to fully and effectively indemnify and hold harmless each HMT Indemnified Person and each Holder Indemnified Person (each, an “Indemnified Person”), on an after-Tax basis against any and all Losses or Claims whatsoever, as incurred, in connection with, arising out of or based upon:

(A)

the Listing Documents or the Marketing Documents or any of them (or any amendment or supplement to any of them) prepared by the Company or authorised by it in writing for use by such Indemnified Person not containing or fairly presenting, or being alleged not to contain or not to fairly present, all information required to be contained therein, or arising out of or based upon any untrue or inaccurate statement or alleged untrue or inaccurate statement of a material fact contained in the Listing Documents or the Marketing Documents or any of them (or any amendment or supplement to any of them), or the omission or alleged omission therefrom of a fact necessary in order to make the statements therein not misleading in any material respect, or any statement therein being or being alleged to be in any respect not based on reasonable grounds, in the light of the circumstances in which they were made; and/or

(B)

any failure or alleged failure by the Company or any of its directors or any of its or his agents, employees or advisers to comply with any statute, rule or regulation in any jurisdiction applicable to a Share Offering; and/or

	(C)	any breach or alleged breach by the Company of any of its obligations or the representations, covenants and undertakings set out in this Agreement or the arrangements contemplated by this Agreement, provided that the Company shall not be liable to such Indemnified Person in any such case (i) to the extent that any such Loss or Claim is in connection with, arises out of or is based the matters referred to in clause 3.1(A) in respect of a Listing Document or a Marketing Document or any amendment or supplement thereto prepared by the Company or authorised by it in writing for use by such Indemnified Person in reliance upon and in conformity with information regarding such Indemnified Person or its ownership interests or the Share Offering which was furnished in writing to the Company for use in connection with such Listing Document or Marketing Document, (ii) to the extent that any such Loss or Claim is in connection with, arises out of, or is based on any references to HM Treasury, HM Government (or any department, body, agency or other subdivision thereof) or to the policy or intentions of HM Treasury, HM Government (or any department, body, agency or other subdivision thereof) contained in any Listing Document or Marketing Document which references HM Treasury has reviewed and commented on pursuant to clause 2.1(A)(vii) or clause 2.2(C) and where any changes required by HM Treasury to such reference have been accepted in full, and (iii) to the extent that any such Loss or Claim is finally and judicially determined to have arisen as a result of the fraud, bad faith or willful default of that Indemnified Person and (iv) if and to the extent that any such Loss or Claim arises out of a decline in market value of the Relevant Shares or, as the case may be, Related Securities or is incurred by HM Treasury as a result of the Share Offering, save to the extent such decline is caused by or results from or is attributable to or would not have arisen but for (in each case directly or indirectly) the neglect or default of the Company in relation to the content, publication, issue or distribution of any Listing Document or Marketing Document or any breach by the Company of any of its obligations under this Agreement.

3.2

If the indemnification provided for in clause 3.1 is unavailable to an Indemnified Person with respect to any Losses or Claims referred to therein or is insufficient to hold the Indemnified Person harmless as contemplated therein, then the Company, in lieu of indemnifying such Indemnified Person, shall contribute to the amount paid or payable by such Indemnified Person as a result of such Losses or Claims in such proportion as is appropriate to reflect the relative fault of the Indemnified Person, on the one hand, and the Company, on the other hand, in connection with the statements or omissions which resulted in such Losses or Claims as well as any other relevant equitable considerations. The relative fault of the Company, on the one hand, and of the Indemnified Person, on the other hand, shall be determined by reference to, among other factors, whether the circumstances referred to in clause 3.1(A) giving rise to such contribution relates to information supplied by the Company or by the Indemnified Person and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission (as relevant); the Company and each Holder agree that it would not be just and equitable if contribution pursuant to this clause 3.2 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this clause 3.2. Notwithstanding the provisions of this clause 3, in connection with any Listing Document or Marketing Document prepared by the Company, no Indemnified Person shall be required to contribute any amount in excess of the net proceeds received by such Indemnified Person from the sale of Relevant Shares or Related Securities effected pursuant to such Listing Document or Marketing Document. No Indemnified Person guilty of fraudulent misrepresentation shall be entitled to contribution from the Company if the Company was not guilty of such fraudulent misrepresentation.

3.3	Each lndemnified Person shall:

(A)

give notice as promptly as reasonably practicable to the Company of any action commenced against it after receipt of a written notice of any claim or the commencement of any action, claim, suit, investigation or proceeding in respect of which a claim for indemnification may be sought under this clause 3; and

(B)

as promptly as reasonably practicable notify the Company after any such action is formally commenced (by way of service with a summons or other legal process giving information as to the nature and basis of the claim), and shall keep the Company informed of, and, to the extent reasonably practicable, consult with the Company in relation to, all material developments in respect thereof, but in each case, only insofar as may be consistent with the terms of any relevant insurance policy and provided (in each case) that to do so would not, in such lndemnified Person’s view (acting in good faith), be prejudicial to it (or to any lndemnified Person connected to it) or to any obligation of confidentiality or other legal or regulatory obligation which that lndemnified Person owes to any third party or to any regulatory request that has been made of it. However, the failure to so notify the Company and keep the Company Informed shall not relieve the Company from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve the Company from any liability which it may have otherwise than on account of the indemnity set out in this clause 3.

3.4

Legal advisers for lndemnified Persons shall be selected by each Holder in respect of its lndemnified Persons. The Company may participate at its own expense in the defence of any action commenced against it provided that legal advisers for the Company shall not (except with the consent of the relevant lndemnified Person) also be legal advisers for the Indemnified Person.

3.5

In no event shall the Company be liable for fees and expenses of more than one legal adviser in each relevant jurisdiction in addition to its own legal advisers for all Holders in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

3.6

The Company shall not, without the prior written consent of the relevant lndemnified Persons (acting in good faith), settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this clause 3 (whether or not the lndemnified Persons are actual or potential parties thereto), unless such settlement, compromise or consent: (i) includes an unconditional release of each lndemnified Person from all liability arising out of such litigation, investigation, proceeding or claim; and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any lndemnified Person.

4.	TRANSFER OF RIGHTS AND OBLIGATIONS

4.1	Subject to clauses 4.2 and 4.3, each Holder shall be permitted to transfer, assign or novate its rights and obligations under this Agreement to:

	(A)	any entity which is wholly owned, directly or indirectly, by HM Treasury (a “Wholly Owned Entity”); and

(B)

any person (other than a Wholly Owned Entity) to which such Holder transfers or sells Relevant Shares or Related Securities, if the aggregate market value of the Relevant Shares or, in respect of Related Securities, the Relevant Shares in respect of which exchange, conversion or other rights may be exercised, transferred to such person is at the date of such transfer at least $500,000,000 (or the equivalent sum in any other currency) (each such person being “Third Party Transferee”), provided that the Holder shall consult with the Company prior to transferring, assigning or novating its rights and obligations to a person pursuant to clause 4.1(A) and provided further that any such consultation or its outcome shall not be binding on such Holder and shall in no way limit such Holder’s right and ability to effect a transfer, assignment or novation in accordance with clause 4.1(A).

4.2

In the event of an assignment, transfer or novation of rights or obligations made pursuant to clause 4.1(A), the relevant Holder shall procure that, immediately prior to any such Wholly Owned Entity ceasing to be wholly owned directly or indirectly by HM Treasury, such rights or obligations (as appropriate) shall be novated, assigned or transferred to HM Treasury or to any other Wholly Owned Entity.

4.3

Subject to clause 4.1, no party to this Agreement shall be permitted to assign, transfer or novate, or purport to assign, transfer or novate, all or any of its rights, benefits or obligations under this Agreement to any other person without the prior written consent of the other party.

4.4

The Company acknowledges and agrees with HM Treasury and each New Holder that each Holder shall be entitled to participate in, and thereby offer to sell, Relevant Securities or Related Securities in any offer or sale of Relevant Securities or Related Securities by another Holder or Holders by means of a Share Offering initiated pursuant to a single Notice of Demand on such terms as the relevant Holders may agree and that any Share Offering by more than one Holder initiated pursuant to a single Notice of Demand is, and shall for all purposes be deemed to be, the same Share Offering. However, nothing in this clause obliges, or is deemed to oblige, HM Treasury to consult with, or inform, any other Holder before launching a Share Offering.

5.	OTHER OFFERING RIGHTS

The Company shall not:

(A)

grant to any Other Shareholder any rights to request that the Company assist in respect of the offering or sale of any Securities unless such rights are set forth in a written agreement with the Other Shareholder and such rights and the terms of such agreement are no more favourable to such Other Shareholder than the rights and terms set forth in this Agreement; or

	(B)	provide any Other Shareholder with any assistance in respect of the offering or sale of any Securities, except where such Other Shareholder has been given the right to request such assistance in accordance with the terms of this Agreement.

6.	MISCELLANEOUS

6.1	No inconsistent agreements

The Company represents and warrants that it has not entered into, and undertakes that it shall not enter into, any agreement, contract, understanding or arrangement (whether written or verbal, formal or informal) that is inconsistent with the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof.

6.2	Authority and enforceability

The Company represents and warrants that:

	(A)	it has the corporate power and the authority to enter into this Agreement and to carry out its obligations hereunder;

(B)

it is duly organised and validly existing under the laws of its jurisdiction of organisation, and the execution of this Agreement and the consummation of the transactions contemplated herein have been duly authorised by all necessary action, and no other act or proceeding, corporate or otherwise, on its part is necessary to authorise the execution of this Agreement or the consummation of any of the transactions contemplated hereby; and

	(C)	it has duly executed and delivered this Agreement.

6.3	Adjustments affecting Relevant Shares

The Company shall not amend, or permit any amendment of, its articles of association or similar organisational documents, which would or would reasonably be expected to, adversely affect the ability of Holders to effect the offering or sale of Relevant Shares or Related Securities or which would or would reasonably be expected to, adversely affect the marketability of such Relevant Shares or Related Securities in any such offering or sale.

6.4	Successors and assigns

Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees or acquirers of any Relevant Shares or Related Securities to the extent set forth herein), and subject to the restrictions on assignments and novation set out in clause 4. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective permitted successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.5	Applicable law and submission to jurisdiction

	(A)	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England.

(B)

Each party hereby irrevocably submits to the exclusive jurisdiction of the English courts in respect of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated thereby and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum.

(C)

The Company agrees to appoint an agent for service of process in any jurisdiction other than England in which any other party is subject to legal suit, action or proceedings based on or arising under this Agreement within 14 days of receiving written notice of such legal suit, action or proceedings and the request to appoint such agent for service. In the event that the Company does not appoint such an agent within 14 days of the notice requesting it to so, such other party may appoint a commercial agent for service for the Company on the Company’s behalf and at the Company’s expense and the Company agrees that subject to being notified of such appointment in writing, service upon such commercial agent will constitute service upon the Company.

6.6	Counterparts

For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

6.7	Notices

Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier service, or when received by facsimile transmission if promptly confirmed, as follows:

	(A)	if to the Company, to:

Lloyds Banking Group plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
Attention: Company Secretary

with copies to:

Linklaters LLP
One Silk Street

London EC2Y 8HQ
Attention: Jeremy Parr and Matthew Bland
Fax: + 44 (0) 20 7456 2222

	(B)	if to HM Treasury, to:

The Commissioners of Her Majesty’s Treasury
1 Horse Guards Road
London SW1A 2HQ
Attention: Nikhil Rathi (Team leader, financial stability)
Fax: + 44 (0) 20 7270 7562

with copies to:

(i) Slaughter and May
One Bunhill Row
London EC1Y 8YY
Attention: Charles Randell and John Papanichola
Fax: +44 (0) 20 7090 5000; and

(ii) UK Financial Investments Limited
1 Horse Guards Road
London SW1A 2HQ
Attention: John Crompton (Head of Market Investments)
Fax: +44 (0) 20 7270 6668

or to such other address, facsimile number or telephone as either party may, from time to time, designate in a written notice given in a like manner.

6.8	Amendments and waivers

Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, HM Treasury and the Holders of a majority of the Relevant Shares then held by Holders. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder of any Relevant Shares then outstanding, each future Holder of all such Relevant Shares, and the Company.

6.9	Severability

If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected. impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

6.10	Aggregation of interests

All Relevant Shares held or acquired by any affiliates of a Holder (which in the case of HM Treasury includes governmental or quasi-governmental entity or Wholly Owned Entity) and each person or entity, if any, that is an affiliate of a Holder shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

6.11	Contracts (Rights of Third Parties) Act 1999

Each Indemnified Person and each person to whom rights or obligations are transferred, assigned or novated pursuant to clause 4 shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce its rights against the Company under this Agreement. Except as provided above, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

6.12	Entire agreement

This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof.

6.13	Remedies

Any person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically, to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

23

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth in the first paragraph hereof.

LLOYDS BANKING GROUP PLC	)	By:
)
)
	)	Name:
)

Title:

THE COMMISSIONERS OF HER	)	By:
MAJESTY’S TREASURY	)
)
	)	By:
)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth in the first paragraph hereof.

LLOYDS BANKING GROUP PLC	)	By:
)
)
	)	Name:
)

Title:

THE COMMISSIONERS OF HER	)	By:
MAJESTY’S TREASURY	)
)
	) )	By: